SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated May 31, 2006, entitled “SMIC Tianjin Secures Financing for Expansion.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: June 13, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated May 31, 2006, entitled “SMIC Tianjin Secures Financing for Expansion.”

Exhibit 99.1

SMIC Tianjin Secures Financing for Expansion

Tianjin, China - May 31, 2006 - Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 0981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced that its wholly-owned subsidiary, Semiconductor Manufacturing International (Tianjin) Corporation (“SMIC Tianjin”), has entered into a US$300 million 5-year loan facility with a group of banks located in the People’s Republic of China (the “Loan”). The proceeds of the Loan will help to expand the capacity at SMIC’s 200-mm fab located in Tianjin. SMIC will guarantee SMIC Tianjin’s obligations under the Loan.

China Construction Bank led the arrangement of the Loan with other participants, which include China MingSheng Bank, China Development Bank, Industrial and Commercial Bank Of China, Agricultural Bank of China, Bank of China, China Merchants Bank, China BoHai Bank, Bank of Communications, and Bangkok Bank.

Dr. Richard R. Chang, Chief Executive Officer of SMIC, said, “We are pleased that with strong support from our banking partners, the Tianjin loan is significantly oversubscribed - exceeding our target loan amount by US$150 million. We plan to use the loan proceeds and internally generated cash flow to fund the Tianjin fab expansion. ”

About SMIC

SMIC (NYSE:SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35um to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC operates three 8-inch fabs in Shanghai and one in Tianjin, and one 12-inch fab in Beijing, the only one of its kind in Mainland China. SMIC has customer service and marketing offices in the U.S., Italy, and Japan as well as a representative office in Hong Kong. For additional information, please visit http://www.smics.com

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995) Certain statements contained in this press release, such as statements regarding SMIC Tianjin Secures Financing for Expansion, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors (including without limitation the results of future collaboration between SMIC and ARM), which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

SMIC Press Contacts:

SMIC – Shanghai

Reiko Chang

SMIC

+86 21 5080 2000 ext 10544

PR@smics.com

SMIC – Hong Kong

Calvin Lau / Mei Fung Hoo

+852 9435 2603 / 2537 8480

Calvin_Lau@smics.com

MeiFung_Hoo@smics.com